Exhibit 12.1

VWR International, Inc.

Computation of Earnings to Fixed Charges

(Amounts in millions of dollars)

	Predecessor								Successor
							Actual	Actual	Actual	Proforma
					Actual	Proforma	Nine Months	Nine Months Ended		Nine Months
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Ended	January 1 -	April 7 -	Ended
	Dec 31, 1999	Dec 31, 2000	Dec 31, 2001	Dec 31, 2002	Dec 31, 2003	Dec 31, 2003	September 30, 2003	April 6, 2004	September 30, 2004	September 30, 2004
Income (loss) before income taxes
and cumulative effect of a change in
accounting principle, minority
interest and equity method earnings	$(37.3)	$(105.0)	$(26.1)	$73.5	$110.7	$78.9	$83.2	$35.7	$40.6	$67.9

Add: Equity method earnings	0.9	0.7	0.7	0.5	0.6	0.6	0.4	0.1	0.2	0.2

Add: Fixed charges	83.1	107.8	86.9	52.8	36.3	68.1	27.2	8.5	38.0	54.5
Earnings, as defined	$46.7	$3.5	$61.5	$126.8	$147.6	$147.6	$110.8	$44.3	$78.8	$122.6

Fixed Charges:
Interest expense	$75.3	$100.1	$77.5	$41.8	$26.1	$57.9	$19.6	$5.8	$33.2	$47.5
One-third rental expense	7.8	7.7	9.4	11.0	10.2	10.2	7.6	2.7	4.8	7.0
Total Fixed Charges	$83.1	$107.8	$86.9	$52.8	$36.3	$68.1	$27.2	$8.5	$38.0	$54.5

Ratio of Earnings to Fixed Charges	—	—	—	2.4	4.1	2.2	4.1	5.2	2.1	2.2